SEC File No.:	001-34764
CUSIP No.:	23248L107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For the Period Ended: September 30, 2010

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	CyberDefender Corporation

Former Name if Applicable:

Address of Principal Executive Office:	617 West 7th Street, Suite 1000

City, State, and Zip Code:	Los Angeles, California 90017

PART II – RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is in the process of preparing, but requires additional time to complete, the financial and other information required to be disclosed in its Form 10-Q for its third fiscal quarter.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin Harris, Chief Financial Officer (213) 689-8631

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     o No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in our 8-K filed on November 11, 2010, we anticipate our financial results for the period ended September 30, 2010 will differ materially from the same period of the prior year.  We believe our net sales, operating expense and interest expense for the three months ended September 30, 2010, will be materially higher than the same period in 2009. Additionally, our net loss for the three months ended September 30, 2010 will exceed our net loss for the same period in 2009.  The exact figures and impact will not be known until our financial statements for September 30, 2010 are completed.

CyberDefender Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 16, 2010
/s/ Kevin Harris
By: Kevin Harris
Chief Financial Officer